June 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Re:	Raytech Holding Limited
Registration Statement on Form F-1, as amended
File No. 333-287842
Request for Acceleration of Effectiveness

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as the placement agent with respect to the above-referenced Registration Statement, hereby joins in the request of Raytech Holding Limited that the effective date of such Registration Statement be accelerated so that it may become effective at 4:30 p.m., Eastern Time, on June 30, 2025, or as soon as practicable thereafter.

In accordance with Rule 460 under the Securities Act, the undersigned advises that we have distributed or expect to distribute, prior to the effectiveness of the Registration Statement, as many copies of the preliminary prospectus as appears to be reasonable to ensure adequate distribution of such preliminary prospectus to underwriters, dealers, institutions, and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

R.F. Lafferty & Co., Inc.

By:	/s/ Robert Hackel
	Name:	Robert Hackel
	Title:	Chief Operating Officer

[Signature Page to Acceleration Request]